Charles Gagnon, P.Eng.
CGMexpert
1155 avenue des Ếrables
Québec, QC, Canada
G1R 2N4

CONSENT of QUALIFIED PERSON

I, Charles Gagnon, P.Eng., do hereby consent to the public filing of the report titled “NI 43-101 Technical Report for the Rainy River Mine in Ontario, Canada” with an effective date of 28 March 2022 by New Gold Inc.

Dated this 31 March 2022

/s/ Charles Gagnon
Charles Gagnon, P.Eng.
Principal Ventilation Engineer
CGMexpert